UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):    June 18, 2019

PUNCH TV STUDIOS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	46-5033791
(State or other jurisdiction of	(IRS Employer
incorporation)	Identification Number)

11705 Willake Street, Santa Fe Springs, CA 90670

(Address of principal executive offices)

(323) 489-8119

(Registrant’s telephone number, including area code)

Item 9. Other Events.

The United States Securities and Exchange Commission issued an Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder due to the filing of misrepresented and unaudited financial statements contained in our Offering Circular on Form 1-A pursuant to Regulation A, resulting in a nine-month suspension of our Regulation A exemption commencing on January 10, 2018 and ending on October 10, 2018. As part of this suspension, the Company was required to keep a summary of the Order Making Finding, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder on the front page of its website, www.punchtvstudios.com, for 18 months, commencing on January 10, 2018 and ending on June 10, 2019.   The 18 month period has expired, and the summary has been moved off of the front page of the Company’s website as of July 11, 2019.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PUNCH TV STUDIOS, INC.

Date: July 18, 2019	By: /s/ JOSEPH COLLINS.
Joseph Collins
President and Chief Executive Officer